June 21, 2022

VIA EDGAR

Commissioners

U.S. Securities and Exchange Commission

100 F Street, NE

Washington, DC 20549

Re:	Great American Life Insurance Company

Registration Statement on Form S-1

File No. 333-263740

Commissioners:

We are transmitting for filing under the Securities Act of 1933, as amended, a letter responding to comments with respect to the above-referenced Form S-1 Registration Statement (the “Response Letter”) for the Index Achiever Advisory Annuity and the Index Achiever Annuity contract (the “Contracts”). The Company is filing a pre-effective amendment filed pursuant to Rule 472 under the Securities Act, as requested.

The Response Letter addresses comments provided by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated May 20, 2022. For the Staff’s convenience, each comment is set forth in full below, followed by the Company’s response.

In a later filing, the Company intends to include a separate prospectus for each of the two Contracts. The two prospectuses will be essentially identical, except the Index Achiever prospectus will include fewer indexed strategies than the Index Achiever Advisory prospectus. As a result, the Registration Statement includes only a prospectus for the Index Achiever Advisory contract and a Part II for your review.

The Company will respond to any further comments expeditiously. If the Company can be of any help in facilitating your review of these comments, please do not hesitate to contact me.

GENERAL

1.

Please confirm that figures and date references will be updated as necessary and all missing information, including all information about Great American Life and all exhibits and financial statements, will be filed in pre-effective amendments to the Registration Statement. We may have additional comments on such portions when you complete them in the pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits filed in the pre-effective amendments.

Commissioners

June 21, 2022

RESPONSE: The Company so confirms.

2.

Where a comment is made with regard to disclosure in one location of the Registration Statement, it is applicable to all similar disclosure appearing elsewhere in the Registration Statement. Comments reference disclosure in the courtesy copy of the Index Achiever Advisory Annuity Registration Statement provided to staff—please make corresponding changes to the prospectus for the Index Achiever Annuity, as applicable.

RESPONSE: The Company has made conforming changes as requested.

3.

Please clarify supplementally whether there are any guarantees or support agreements with third parties to support any Contract features or benefits, or whether the Company will be solely responsible for any benefits or features associated with the Contracts.

RESPONSE: The Company confirms that the Company will be solely responsible for any benefits or features associated with the Contracts. From time to time, the Company may choose to reinsure some of the Company’s obligations under the Contract through a reinsurance agreement, while retaining primary liability for all benefits under the Contract.

4.

Please note that because the registration statement will go effective 135 days after the end of the Company’s last fiscal year end, interim financial statements as required by Rule 3-12 of Regulation S-X will need to be included.

RESPONSE: The Company intends to include interim financial statements as of March 31, 2022 in the registration statement.

Prospectus Cover

5.

The Company states that “Indexed Strategies provide returns based, in part, on the rise or fall of an Index, which may be a market index, such as the S&P 500 Index, or the share price of an exchange-traded fund, such as an iShares ETF or a SPDR ETF. The returns of an Index do not include reinvestment of any dividends.” To make clearer that the Indexed Strategies reflect only price returns on an Index, please (i) insert “price” immediately before “returns based” and (ii) replace “include reinvestment of any dividends” with “reflect the payment of dividends by the Index.” Please make corresponding changes throughout the prospectus, as necessary.

RESPONSE: The Company has revised the paragraph to state: “Indexed Strategies provide price returns based, in part, on the rise or fall of an Index, which may be a market index, such as the S&P 500 Index, or the share price of an exchange-traded fund, such as an iShares ETF or a SPDR ETF. The returns of an Index do not reflect the payment of dividends by stocks that make up the S&P 500 or by the ETF that is used as an Index.”

Commissioners

June 21, 2022

6.

In the first paragraph of page 2, given the long term nature of the Contract, please identify at least one Indexed Strategy currently offered that will always be offered. Please revise other disclosure in the prospectus consistent with this change, including the last sentence of “Loss of Principal Related to Indexed Strategies” disclosure in the “Risk Factors” section. Also, in the statement “[i]n addition, any reduction in the available number of Index Strategies to just one Indexed Strategy may reduce your opportunity to increase your Account Value,” please delete “to just one Indexed Strategy.” Any reduction in the available number of Index Strategies may reduce an investor’s opportunity to increase Account Value.

RESPONSE: The Company has identified the S&P 500 1-Year -10% Floor with Cap Indexed Strategy as a strategy that will always be offered, and has made the requested revisions.

7.	In the bullet point regarding the floor, please revise the sentence “If the Index falls by more than 10%, the decrease for the Term will be 10%” to show that the decrease is negative (-10%).

RESPONSE: The Company added the following phrase to the end of that bullet point: “meaning that there will be a 10% reduction in the Strategy value.” The Company prefers to avoid inserting a negative sign, since a “decrease of -10%” can be misinterpreted as an increase of 10%.

8.

In the bullet point regarding the Buffer, and elsewhere in the prospectus as necessary, to make clearer that the Buffer does not serve as a floor for losses, please revise “is a portion of any fall in the Index over the Term that is disregarded” as “provides a buffer against the first 10% of any fall in the Index over the Term.” Please also add a numerical example of how the Buffer works (e.g., if the Index falls by 50%, the Buffer limits losses on the Strategy value to 40%).

RESPONSE: The Company has made the requested revisions and added a numerical example.

9.

The Company states that “[t]he S&P 500 6-year 10% Buffer with Participation Rate Indexed Strategy will only be available for Terms that begin in the first Contract Year.” Please add that the Strategy may not be renewed.

RESPONSE: The Company has made the requested revisions.

10.

On p. 3, the fifth paragraph directs readers to additional information regarding risk factors on pages 13-18 and pages 79-83. Please update these page references as the first set of references is inaccurate and the second set does not exist. Also, all risk factors should be together in the prospectus. Accordingly, please move the risks associated with the Indexes located later in the prospectus to the “Risk Factors” section.

RESPONSE: The Company has updated the first set of references to the risk disclosures, but notes that these references may change again in subsequent filings. The Company has bracketed the second set of disclosures, which refer to risk disclosures that routinely appear in Section II of the Company’s registration statements.

Commissioners

June 21, 2022

11.	Please revise references to “systematic withdrawals” to “automatic withdrawals.”

RESPONSE: The Company has revised such references to “automated withdrawals”.

12.

On p. 4, the third paragraph states that the Contract “is intended to be used by investors who have engaged these investment advisors and investment advisor representatives to manage their Contract for a fee.” Please also state that if an investor elects to pay the advisory fee from his or her account value, then this deduction, like all other withdrawals, will reduce the death benefit and account value and that this reduction could be significant and more than the dollar amount of the deduction. Further, please disclose that such advisory fee deductions from account value may be subject to federal and state income taxes and a 10% federal penalty tax if federal or state authorities determine that these deductions are taxable.

RESPONSE: The Company has made the first requested revision. In response to the second requested revision, the Company has instead added a cross-reference to the “Withdrawals to Pay Advisory Fees” section, which provides more details regarding the likelihood that authorities will determine that these deductions are taxable.

13.

The cover page is four pages long. Please move the list of Index Strategies to the Summary, the Index disclaimers on page three to another location in the prospectus, and otherwise streamline the cover page disclosure to shorten its length to one page. See 501(b) of Regulation S-K.

RESPONSE: The Company has moved the Index disclaimers to the “Indexed Strategies” subsection of the “Summary” section. The Company notes that the remaining disclosures on the cover page follow the same format as the Company’s other registration statements on Form S-1, which have been lengthened in the past at the Staff’s request. The Company respectfully requests that the rest of the cover page remain intact.

14.	Please make the entire paragraph that begins with “[i]f you purchase a Contract, you may cancel it within 20 days after you receive it” more prominent.

RESPONSE: The Company has made the requested revision.

Special Terms

15.

We note that in the definitions of Floor, Buffer and Downside Participation Rate, the Company states that “In the future, we may offer a new Strategy with a [Floor/ Buffer/ Downside Participation Rate] that is more or less than’’ the rate currently offered. Given the Company’s right to eliminate all of the currently offered Indexed Strategies, please revise this disclosure to specify the minimum Floor, Buffer, and Downside Protection Rate that will apply to all new Index Strategies. Similarly, the minimum Cap and Upside Participate Rate for new Index Strategies should also be specified.

Commissioners

June 21, 2022

RESPONSE: The Company has not made any changes in response to this Comment 15, because the Company made changes in response to Comment 6 that removed the right to eliminate all of the currently offered Indexed Strategies.

Summary

16.	Please replace the list of Indexed Strategies here with the one shown on the cover, which reflects the Index, Term, Positive Return Factor, and Negative Return Factor.

RESPONSE: The Company has made the requested revision.

17.

Please include a separate paragraph summarizing the key points relating to the deduction of third-party advisory fees from Account Value. Please include a cross-reference to the section titled “Cash Benefit – Withdrawals to Pay Advisory Fees” and to the discussion on page 52.

RESPONSE: The Company has made the requested revision.

18.

Please state in this section that all amounts owed under the Contract are solely the obligation of the Company and that those obligations are subject to the Company’s creditworthiness and claims paying ability.

RESPONSE: The Company has added the following paragraph to the end of the “Indexed Strategies” subsection of the “Summary” section:

“The Contract doesn’t invest in any equity, debt, or other investments. If you buy this Contract, you aren’t investing directly in an Index, in the stocks included in S&P 500 Index, in the securities or other assets held by an iShares ETF, in any underlying index tracked by an iShares ETF, or in the securities or other assets held by such underlying index. All benefits and guarantees under the Contract are the obligations of Great American Life and are subject to the credit worthiness and claims-paying ability of Great American Life.”

Indexed Strategy Value Before End of Term

19.

Please revise this section to provide a plain English description of how the Index Strategy Value is determined before the end of the Term, including to make the point that the Daily Value Percentage is designed to reflect daily changes in the then current estimate of the expected value at the end of the Term of the Index along with the examples listed in the first paragraph. Please relocate the more detailed discussion and formulas to the section titled “Indexed Strategy Value Before End of Term” that begins on p. 28.

RESPONSE: The Company has made the requested revisions. The “Special Terms Related to Daily Value Percentage” and “Indexed Strategy Value Before End of Term” sections made similar disclosures, so the disclosures removed from the “Summary” section have not been added anywhere else.

Commissioners

June 21, 2022

20.

If accurate, please add a reference to the Buffer and Floor in the following statement: “[t]he calculated price takes into account the applicable Cap or Upside Participation Rate and the Downside Participation Rate.”

RESPONSE: The portion of that subsection has been removed, but the Company has correctly listed the downside limits in similar disclosures that remain in the prospectus.

Strategy Renewals and Reallocations

21.	Add a third bullet point explaining what happens if the investor does not reallocate and the same Indexed Strategy is not available for a new Term.

RESPONSE: Because the same rule is not used for all strategies, the Company made the requested revision after the paragraph beneath the bullet points instead of adding a third bullet point.

22.	Please make the entire paragraph that begins “[y]ou cannot reallocate your value among Indexed Strategies during a Term” more prominent.

RESPONSE: The Company has made the requested revision.

Right to Cancel

23.

The Company states that for purposes of the refund amount if an investor exercises his/her right to cancel, “[n]o adjustment will be made for the Daily Value Percentage.” Please reconcile this with the statement under Right to Cancel (Free Look) section later in the prospectus that “[i]f the Account Value includes the value of an Indexed Strategy, that Strategy value will reflect the applicable Daily Value Percentage.”

RESPONSE: The Company notes that phrase “no adjustment will be made for the Daily Value Percentage” applies only in states where the refund amount is equal to the Purchase Payments. The Company has made revisions in multiple parts of the prospectuses to clarify this point.

Risk Factors

Loss of Principal Related to Market Value Adjustment

24.	Please note in this risk factor that the Market Value Adjustment can adversely impact the effect of amounts taken from the contract even if index performance has been positive.

RESPONSE: The Company has made the requested revision.

Effect of All Withdrawals

25.

In this risk factor, please also include a separate paragraph discussing the risks arising from the deduction of advisory fees from contract value (i.e., explain that this deduction will reduce the Death Benefit and may be subject to federal and state income taxes and a 10% federal penalty tax if federal or state authorities determine, notwithstanding the private letter ruling issued to the Company, that these deductions are taxable).

Commissioners

June 21, 2022

RESPONSE: The Company has enhanced the disclosures in this section.

Unavailable Indexed Strategies

26.

In the first bullet discussing the default allocations, please specify the Positive and Negative Return Factors applicable to the default Indexed Strategy. Also, in the next paragraph where you disclose a default to the Declared Rate Strategy if the maximum allocations to an Indexed Strategy is reached, please disclose whether the Allocation Limit to the Declared Rate Strategy applies, and if so, what happens in that event. Please make the same change in each place in the prospectus where these default allocations are disclosed.

RESPONSE: The Company notes that the positive and negative return factors cannot be disclosed in the first bullet point, since those factors will vary depending on several variables, including which Indexed Strategy has become unavailable. The Company made the remaining requested revisions.

27.

Following the discussion of the effect of Index losses at the end of a Term on Indexed Strategies with a Downside Participation Rate, please discuss the effect of Index losses at the end of a Term for the Buffer and Floor Strategy.

RESPONSE: The Company has made the requested revisions.

Caps, Buffers, Floors, and Participation Rates

Caps and Upside Participation Rates

28.

The Company states that if an investor is not satisfied with the Caps and Upside Participation Rates for the initial Term, he/she may rescind the Contract within 20 days. The disclosure then refers investors to the Right to Cancel (Free Look) discussion. Since this provision is intended to be a bailout right for investors who purchased the Contract without knowing the initial upside rates, please revise this disclosure to state that the investor will receive a return of the entire purchase payment allocated to the Indexed Strategies, without any deductions. (This right should not be tied to the rights under the state “free look” provisions, where in most states the investor is only entitled to Account Value.) Also, given that the Strategy Application Dates are the 6th and 20th of each month, please supplementally explain why the rescission right is limited to 20 days after the date the investor receives the Contract, or revise to ensure that an investor has the full 20 days after notice of the Caps and Upside Participation Rates to rescind. Alternatively, revise consistent with the initial rate setting provisions disclosed in the Index Summit 6 registration statements (333-262810 and 333-262853). This comment also applies to similar disclosure on page 39 regarding what happens if an investor is not satisfied with the initial rates for the Declared Rate Strategy.

RESPONSE: The Company has revised this section to more closely follow the disclosures in the Index Summit 6 registration statement.

Commissioners

June 21, 2022

Indexed Strategy Value at End of Term

Buffer with Participation Rate Indexed Strategy

29.

The examples in this subsection and under Daily Value Percentage Examples assume a 130% Upside Participation Rate for the Buffer Strategy. Please supplementally confirm that the Upside Participation Rates and Caps used in all examples are representative of the rates the Company expects to offer or revise the figures in accordance with this comment.

RESPONSE: The Company confirms that the Upside Participation Rates are representative of the rates the Company expects to use.

Cash Benefit

Withdrawals

30.

The Company states that it will fulfill a withdrawal request “from the Crediting Strategies in the following order: first from the Purchase Payment Account; then proportionally from the Declared Rate Strategy; and then proportionally from Indexed Strategies having the shortest Term.” Please remove the reference to “proportionally” in front of “Declared Rate Strategy” in the sentence, or supplementally explain how withdrawals are made from the Declared Rate Strategy “proportionally.”

RESPONSE: The Company has removed the reference to “proportionally” in front of “Declared Rate Strategy” in the sentence.

31.

In “Effect of Withdrawals,” please disclose, if true, that all withdrawals from an Indexed Strategy prior to the end of the Term proportionately reduce the Investment Base and any other values and the consequences of such proportionate reduction.

RESPONSE: The Company has made the requested revisions.

Withdrawals to Pay Advisory Fees

32.

In this section, consistent with other disclosure in the prospectus, please disclose that withdrawals to pay advisory fees: (1) will always reduce the death benefit proportionately; and (2) if taken from an Indexed Strategy prior to the end of the Term, will reduce the Investment Base proportionately. Please also add prominent disclosure stating that deductions of the advisory fee from Indexed Strategies prior to the end of Term will reduce the relevant Strategy values and death benefit value and that such reductions could significantly, and by substantially more than the actual amount of the deduction, reduce account value and death benefit value. Please include a cross-reference to the example on page 49 demonstrating the impact of advisory fee deductions on the death benefit. Finally, please include disclosure encouraging contract owners to discuss with their financial intermediaries the impact of deducting advisory fees from account value, in particular from Indexed Strategy values, rather than from the Declared Rate Strategy or other assets, prior to making any election.

Commissioners

June 21, 2022

RESPONSE: The Company has made revisions to the “Withdrawals to Pay Advisory Fees” section as well as to the “Effect of All Withdrawals” sections. However, withdrawals do not always result in a proportional reduction in the death benefit. For example, if the death benefit is based on the account value instead of purchase payments, a withdrawal will reduce the death benefit on a dollar-for-dollar basis, not proportionally.

33.

In the first bullet point, please include a cross-reference to the disclosure on p. 52, which describes the conditions that must be met for deductions not to be treated as withdrawals for tax purposes. Please also explain how the conditions of the private letter ruling may not be satisfied given that the Company is controlling the deductions or delete this qualification in the second bullet. In addition, state that regardless of how the Company treats the payment of such advisory fees for tax reporting purposes, federal and/or state taxing authorities could determine that the advisory fees should be treated as taxable withdrawals from the Contract, in which case the amount of the advisory fees deducted from the Contract could be included as gross income for state and federal income tax purposes and a 10% penalty tax could apply if the advisory fees were deducted from Account Value before the investor attained age 591/2. Please make corresponding changes to the disclosure on page 52.

RESPONSE: The Company added the requested cross-reference to the first bullet point.

The Company notes that the private letter ruling is subject to several conditions listed in the “Withdrawals to Pay Advisory Fees” subsection of the “Federal Tax Considerations” section. Those conditions include:

“[1] advisory fees are withdrawn from a non-tax-qualified index-linked deferred annuity contract issued by the Company, [2] the annuity contract is designed for use with a registered investment advisor, [3] the advisory fees are paid under an agreement with you, [4] the advisory fees are paid directly to the registered investment advisor, [5] the fees on an annual basis do not exceed 1.5% of the Account Value of the annuity contract, [6] those advisory fees are solely for investment advice related to the annuity contract, and [7] the investment adviser has not received a commission on the sale of the annuity contract…”

If, for example, it is determined that advisory fees were paid for purposes other than investment advice related to the annuity contract (as required by condition #6 in the paragraph above), the conditions of the private letter ruling will not be satisfied. While we will obtain representations from the contract owner and the adviser that the fees being paid are solely for investment advice related to the annuity contract, we cannot guarantee the truth of that representation.

The Company also added disclosure to this section to indicate that “tax laws, and the position of the IRS in private letter rulings, are subject to change.”

Commissioners

June 21, 2022

The Company does not believe that it is reasonable to suggest that the fees may be taxable to the owner for federal and/or state income tax purposes notwithstanding the IRS position that the Company is not required to report them. The IRS relieved the Company of its reporting obligations with respect to the payment of advisory fees because the IRS concluded that the payments were not income to the contract owners. While the rulings related to the insurer’s reporting obligations, the rulings addressed the question of taxability directly. To take a contrary position with the contract owners without revoking the private letter rulings would invite a court to conclude that the IRS was being unreasonable and that the taxpayer conclusion that the amounts were not taxable was justified. Further, the IRS has the practical problem of being totally unaware of the existence or amount of the payments if they have not been reported to the contract owner and IRS on a Form 1099-R. Likewise, most states either base state income taxes on federal adjusted gross income, or adopt federal definitions of income. Without direct state statutory authority to the contrary, and without any information as to the existence or amount of the advisory fee payments, there is no realistic risk of a state taking a position that the withdrawal to pay fees is taxable for state income tax purposes unless the IRS changes its position.

34.

In the last bullet, please clarify that the Daily Value Percentage adjustment only applies to withdrawals taken during a Term. Please also make this change to the similar bullet in the Automatic Withdrawals section.

RESPONSE: The Company has made the requested revisions.

35.

In the Withdrawals to Pay Advisory Fee disclosure on page 52, please eliminate the disclosure regarding PLRs issued to other insurers, since the Company has received its own PLR. In this section, please also describe the manner in which an investor may authorize withdrawals (e.g., if true, in writing to the Company) and how the investor may terminate such authorization.

RESPONSE: The Company has not deleted the disclosure regarding private letter rulings issued to other insurers, because we have received a private letter ruling that applies to withdrawals from non-qualified contracts. The Company relies on private letter rulings issued to other insurers and account providers for withdrawals from qualified contracts. Given the numerous and long-standing private letter rulings on the subject, the tax treatment of withdrawals for advisory fees from qualified contracts is considered a settled area of law by practitioners in the field.

The Company has added information on how an investor may authorize withdrawals and terminate such authorization.

Fees and Charges

36.	In the examples of the MVA, please provide examples where Company increases the amount withdrawn as needed to cover the Market Value Adjustment charge.

RESPONSE: The Company has made the requested revisions.

Commissioners

June 21, 2022

37.

Specify the maximum loss an investor could incur from each Indexed Strategy due to the Daily Value Percentage adjustment and when a maximum loss would occur. Cross reference the disclosure regarding how the Daily Value Percentage is calculated.

RESPONSE: The Company has made the requested revision in a new “Maximum Loss Before the End of a Term” subsection of the “Indexed Strategy Value Before End of Term” section.

Examples: Impact of Withdrawals on Contract Values and Amounts Realized

38.	Please add an example after Example E illustrating the amount available for withdrawal after 6 years when the Index falls steadily.

RESPONSE: The Company has made the requested revision.

Example A: Withdrawal When Index Rising Steadily

39.	In the table here and in Example B, please use the same date of withdrawal assumption as stated in the introduction (i.e. Day 146).

RESPONSE: The Company has made the requested revisions.

Example B: Withdrawal When Index Falling Steadily

40.

The third bullet point in the assumptions is not consistent with the Daily Value Percentage on Withdrawal Date shown in the table. Please reconcile. Also, please show an example with the Floor Strategy.

RESPONSE: The Company has revised the third bullet point in the assumptions to match the 12% Daily Value Percentage on Withdrawal Date that is listed in the table.

Example E: Amount Available for a Withdrawal After 6 Years When Index Rises Steadily

41.	Please add to the assumptions for the 1-Year Strategies that amounts at the end of the Term are rolled over into the same Indexed Strategy.

RESPONSE: The Company has made the requested revision.

PART II — INFORMATION NOT REQUIRED IN PROSPECTUS

Item 16. Exhibits and Financial Statement Schedules

42.	Please ensure exhibits are hyperlinked, consistent with the requirements of the FAST Act.

RESPONSE: The Company intends to have the exhibit hyperlinks in place for the final registration statement filing.

43.	Please ensure the consent of legal counsel to be filed as exhibit 23(a) includes a consent to be named in the registration statement.

RESPONSE: The Company will ensure that the consent of legal counsel to be filed as exhibit 23(a) includes a consent to be named in the registration statement.

Commissioners

June 21, 2022

The Company believes that the Response Letter addresses in full the Staff comments and respectfully requests that the Staff review the responses as soon as possible.

If you have any questions regarding the Company responses, please contact the undersigned at 513.412.1401 or at jdomaschko@gaig.com.

Sincerely,

/s/ John V. Domaschko
John V. Domaschko
Divisional Assistant Vice President
Great American Life Insurance Company

cc:	John V. Domaschko, Great American Life Insurance Company

John P. Gruber, Great American Life Insurance Company

Dodie Kent, Eversheds Sutherland (US) LLP